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                                                                   Exhibit 99.81

News release via Canada NewsWire, Toronto 416-863-9350

         Attention Business/Health Editors:
         TRANSITION THERAPEUTICS REPORTS POSITIVE INTERIM DATA FROM PHASE I/II CLINICAL TRIAL OF HCV-I.E.T. PRODUCT

         12-Week Interim Data Shows HCV-I.E.T. Reduces More than 99% of Hepatitis C Virus Levels in 27% of Hepatitis C Non-Responders

         /Not for distribution to United States newswire services/

TORONTO, APRIL 21 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), announces interim data from an open label, multi-centre Phase I/II clinical trial evaluating the interferon enhancing product, HCV-I.E.T., in hepatitis C non-responders that have completed 12 weeks of treatment. The clinical trial was designed to evaluate safety and HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with the current "gold standard" hepatitis C therapies consisting of pegylated interferon and ribavirin. Hepatitis C non-responders currently have no treatment alternatives available and are estimated to represent nearly 45% of all hepatitis C patients. The 12 week data demonstrated that 7 of 11 (63%) of the hepatitis C non-responder patients treated with HCV-I.E.T. had a greater than 90% reduction in hepatitis C virus levels, with 3 of 11 (27%) patients achieving a greater than 99% reduction of virus levels (2 log10 decrease). HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of pegylated interferon alpha and ribavirin.

"It is encouraging to see substantial viral reductions in the hepatitis C non-responders, a large population of patients facing many long-term complications from the disease including cirrhosis, liver failure and liver cancer. Evidence of hepatitis C viral reduction in this patient population is meaningful and may provide another treatment option," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

The phase I/II clinical trial is on-going at five clinical centers in Canada. In the trial, twenty-eight hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks. Patients participating are chronically infected with the hepatitis C virus (HCV genotype 1) and have previously failed to respond to treatment with a pegylated interferon plus ribavirin product. HCV genotype 1 patients account for more than two-thirds of the infections in the United States yet is the most difficult to treat with current therapies. The safety profile of HCV-I.E.T. in these patients shows no serious adverse events.

In this trial, 25 hepatitis C non-responders have been enrolled, and 11 have completed the 12 week treatment with HCV-I.E.T. The company anticipates presenting the

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complete 12 week data from this phase I/II clinical trial in Q3 2006. Based on these preliminary safety and efficacy data, Transition will plan additional studies to adjust dosing levels and regimens of HCV-I.E.T. to address the needs of these patients.

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of pegylated interferon alpha and ribavirin. The combination of EMZ702 with interferon and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon and ribavirin alone. The strong anti-viral response observed in surrogate models has enabled the rapid advancement of HCV-I.E.T. into clinical development with hepatitis C patients.

ABOUT INTERFERON ENHANCING THERAPY

Interferon Enhancing Therapy is a key development initiative for Transition and has resulted in the discovery and development of two drug products: MS-I.E.T. for multiple sclerosis ("MS"), which is currently in phase II studies in MS patients, and HCV-I.E.T. for hepatitis C, which is currently in phase I/II studies with hepatitis C patients. Transition's interferon enhancers have demonstrated more potent anti-viral and anti-proliferative effects than interferon alone and may also have application in various forms of cancer and in hepatitis B. Worldwide sales of interferon products are estimated to be in excess of US$ 5 billion annually.

ABOUT HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of hepatitis cases.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

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Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including funding and conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond Transition's control, adverse events that would require the clinical trials to be prematurely terminated, clinical results that indicate continuing clinical and commercial pursuit of HCV-I.E.T. is not advisable, the fact that Phase I/II interim clinical trial data may not be indicative of results from completed Phase I/II clinical trials, and that the results from completed Phase I/II clinical trials are not always indicative of those seen in future clinical trials, and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
Co: Transition Therapeutics Inc.
CNW: 08:16e 21-APR-06